Exhibit 12.6
Central Illinois Light Company
Computation of Ratios of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2003	2004	2005	2006	2007
Net income from continuing operations	$44,883	$32,384	$25,296	$47,012	$75,984
Less - Change in accounting principle	24,080	-	(2,497)	-	-
Add - Taxes based on income	11,905	5,450	16,357	9,966	39,195

Net income before income taxes and change in accounting principle	32,708	37,834	44,150	56,978	115,179

Add - fixed charges:
Interest on long-term debt	16,358	15,179	13,918	18,044	26,071	(1)
Estimated interest cost within rental expense	1,468	395	390	289	343
Amortization of net debt premium, discount, and expenses	708	611	473	705	1,065

Total fixed charges	18,534	16,185	14,781	19,038	27,479

Earnings available for fixed charges	51,242	54,019	58,931	76,016	142,658

Ratio of earnings to fixed charges	2.76	3.33	3.98	3.99	5.19

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,127	2,062	1,998	1,933	1,869
Adjustment to pretax basis	1,217	346	1,293	410	977

	3,344	2,408	3,291	2,343	2,846

Combined fixed charges and preferred stock dividend requirements	$21,878	$18,593	$18,072	$21,381	$30,325

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.34	2.90	3.26	3.55	4.70

(1)	Includes FIN 48 interest expense